Exhibit 99.2

BR 2009 CAPITAL MARKET MEETING Jose Antonio do Prado Fay - CEO Leopoldo Saboya - CFO and IRO

The results of the third quarter 2009 consolidate the Companies BRF - Brasil Foods 5.4. and Sadie SA, (whole-owned subsidiary), On July 2009, the results of Sadia started being firlly wnsafidated, accoliling to the Association Agreement and Shareholders Meeting that approved the Melger of shares on July and August 2009.

The merger between BRF and Sadie is cunesntiy being examined by the Srazifian Anti-Trust Authonty and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE On _July 7 2009 an Agreement CAOF (APRO - TransactOn Reversibility Preservation Agreement) was signed This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities.

All statements contained herein with regard to the Company k business pospe,-tw, projected Jesuits and the potential growth of its business aee mere forecastw, based on local management expectations in relation to the Company...T. Mule peiformance. Dependent as they are on market sinfts and on the overall performance of the Brazilian ecc...norny and the sector and international mathets, such estimates are subject to changes.

01 About the Company

We are a large Brazilian company BRF

BRASIL FOODS R$22.1billion of net sales (56% Domestic Market) 64 Industrial units More than 100 thousand employees Exports about 190 thousand tons/month over 110 countries Slaughter 6.7 million heads of poultry/day and 39.3 thousand heads of pork + cattle day Annual production of 4.8 million tons of food derived from meat and 1.2 million tons of milk Portfolio of more than 3.000 SKUs with strong brands In 12/30/2008 3

Consolidated position in the domestic market BRF BRASIL FOODS Strong Brands  and leading market Geographic Presence The largest brand portfolio In Brazil Industrial units Sales office/distribution center 5 industrial units abroad [LOGOS] Leadership in several categories - 26 categories with .share > 50%

64 industrial units 51 distribution centers

Relevant position on the export market Global market presence                                                Revenue in poultry exports (2008, US$ billion)

1.1

0.8

0.5

0.2

3.5

Responsible for 9% of the world meat trade

More than 2 thousand clients

Exports to more than 110 countries

Brands on several continents

TOPOF MIDDLEAST TOP OF IN RUSSIA Brand Leader and Top of Mind Brand in the high Brand in Final Stage of Development

Macro Stages - Association  FOODS May Jun Jul Aug Sep Oct Nov Corporate operations 05/19 Annouc. Incorp. HFF Incorp. Sadia C ADE Process Capitalization Offering R$ 1 R$1.61 Transfer to Sadia Exports Coordination - * Exports Export Market activities related to nataura products

02 Company's Performance

Breakdown of Net Sales - 9M09 Diversified Product Portfolio By Product By Market

Milk*

Other 3.2%

Dairy Products

10.7%

Poultry

5.1% 401/ 31.6% Plocessed 6.1% Specialty Meats 34.5% Pork / Beef 13.6% Domestic market 57.4% Exports 42.6%

Includes UHT. pastuerized and powdered milk

Highlights - Proforma  RS-IA/L[0H HIGHLIGHTS  342041 °fa Ch. 'fTDOSI. YTD IOC Si) Ch. Gross Sales 6,167 6,415 (4%) 18,163 18,042 1% Domestic Market 3,850 3,797 2% 11,097 10,416 711 E.,:ports 2.316 1628 (12%) 7,066 7,625 (7%) Net Sales 5.294 5,606  (6%) 15/630 15.793 (1%) Gross Profit 1.102 1.192 (3%; 3,325 3,642 {9%) Gross Margin 200% 21.3% (50 bps) 21. 39.6 23.196 (180 bps) EMT 53 150 (61%) 140 717 (90%) Net ]home 211 (1.633)  222 (1,104)    40% (29. 1%)  24% (1.094)  Adjusted Net lncorrie (1) 211 (1,633) - 354 (1,104) - Adjusted Net Margin 4.0% (29.1%)  23% (7.0%)  EBITDA 291 336 (1.1%.". 352 1,300 (34°,0 EB17DA M.3107 55% 6.0% (50 bps) 5.5% 6.29.6 (270 bps)   :I'AdiLuted Net Marne - Excluding the absarptcn Or the tax loss ielauve ED the incaToratlun cPerdglo AT:VI-Austria! 5.k baked to lirst qusil.E1 ESeS 21:106 Ina 2008 result of 83113 were adecuatel lo Law 11.698. sq„.,!FQ.,Fr Corporate Law YTD 09 YTD 08 Other Countries 15.30 Middle East 26.4% Othei Courriries 13.2% Eurasia atEurasia 14.5% 9..7% 4111 Europe 24.6%                                                Fa r Ea st 19.1% Far Ea.sr. 23.0% Euro% 111, 22.9% Middle East  31.3% Exports by region BR aLcI DCA Rio Net Sales

Main reasons for margins reduction Margins reduction between 2007- 9 COGS +24% Price +6% GAP intensified with the recent movement of the exchange Increase in selling expenses Transient effect 2009 = crisis Consistent increase in COGS Slow transfer of costs in prices

Exports by region % Net Sales Corporate Law YTD09 Other Countries 15.3% Middle East 31.3% Far East 19.1% Europe 24.6% Eurasia 9.7%

YTD08 Other Countries 13.2% Middle East 26.4% Far East 23.0% Europe 22.9% Eurasia 14.5%

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Sales - 3Q09 PROFORMA THOUSAND TONS R$ MILLION DOMESTIC MARKET 3Q09 3Q08 % Ch. 3Q09 3Q08 % Ch. Meats 444 424 5 2,467 2,361 5 Elaborated/Processed (meats) 349 328 6 2,030 1,915 6 Dairy Products 268 314 (15) 716 738 (3) Other Processed 101 92 10 506 482 5 Total 903 935 (3) 3,850 3,786 2 Processed 503 484 4 2,782 2,691 3 % Total Sales 56 52 72 71

 Meats 538 613 (12) 2,257 2,727 (17

0 Elaborated/Processed (meats) 66 (13) 387 408 (5) Dairy Products 1 4 (86) 0 31 (91) Other Processed 4 8 (47) 18 29 (40) Total 551 630 (13) 2,316 2,851(19) Processed 71 85 (17) 406 441 (8) % Total Sales 13 14 18 15 12

Investments CAPEX Proforma YTD 2009: R$ 665.5 million Vitoria de Santo Antao 7.0% Lucas do Rio Verde 9.9%

Bom Conselho/Tres de Maio 12.3%

New Projects 3.2% Productivity and Optimization 67.6%

13

P.S. The Investments carried out in Rio Verde(CO) are considered in the Productivity and Optimization item and were covered by Insurance 13

DEBT R$ - Million  ON 09/30/09 ON 09/30/08 DEBT CURRENT NONCURRENT TOTAL TOTAL % Ch.28 Local Currency 1,740 2,387 4,127 880 369 Foreing Currency 1,145 3,737 4,882 3,172 54 Gross Debt 2,885 6,124 9,009 4,052 122 Cash Investments Local Currency: 2,870 303 3,173 508 524 Foreing Currency 1,255 38 1,293 526 146 Total Cash Investments 4,125 341 4,466 1,034 332 Net Accounting Debt (1,239) 5,783 4,543 3,017 71 Exchange Rate Exposure - US$ Million (1,172) (687) 71  Proforma Net Debt Net Debt/Ebitda LTM 3Q08 4at 2C,J3 30173 12= 10933 8.0:0                                                3.2 60:0 4.032 2.0Y) 5.1 10 123

03 Perspectives

World Meat Trade

1g05 1 cicf. 1007 1g49 1g00 20:10 2001 2002 2003 2004 2005 2006 2007 2008 2034 2010k Beef Pork Poultry Preliminary Forecast Poultry: Chiken, Especiallty Poultry and Turkey Source USDA (oct/09) Thousand Tons 25,000 20,000 -15,01:0 - 12,202 10,000 - 5,000 -  41R45A mow 21744 7.206 &OM 7.04141 • 6.000 • 5.4110 • 4.0110 • 3.04141 • 2.o-na • Ii .crim te 47)- 3.520 Preliminary Forecast Poultry: Chiken, Especially Poultry and Turkey Source: USDA

Brazilian Exports Thousand tons

2010 2009 2008 2007 2006 2005 2004 2003 2002 2001 2000 11% 28%

7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 1,870 3,520 700

Brazilian participation in the export market Preliminary Forecast Poultry: Chiken, Especially Poultry and Turkey Source: USDA (oct/09)

Market - Chiken: production and world trade Turkey: production and world trade

Production Million tons 5.4 5.3 5.2 5.1 5.1 5.0 4.9 4.8 4.6 0.2 0.1 0 90 80 70 60 60 40 30 20 10 0

Production Million tons CAGR of trade, y.y. (374 Export Million tons 71.4 71.7 7.17 73.7

Preliminary  Global Marko Peril Export tons 060 61-0 620 600 500 560 540 520 500 20

Preliminary Forecast Poultry: Chiken, Especially Poultry and Turkey Source: USDA 660 640 620 600 580 560 540 520 500 480 4.8 4.9 5.1 5.0 5.0 4.9 5.0 5.1 5.3 5.1 5.2 53.1 55.2 57.4 58.1 59.7 63.1 64.3 68.3 71.4 71.7 73.7 90 80 70 60 50 40 40 30 20 10 0

Market - Pork Meat Thousand Tons

World Production

Between 2006 and 20,091 in production in Russia ircrecsed by 22% and imports fell 10% 64,000 62,000

2025 2026 2007 200A 2004. 2016

Preliminary Forecast Poultry: Chiken, Especially Poultry and Turkey Source: USDA 19

Milk Panorama

Average milk price paid to producers (RS(Lit) Ch. YTD09/V1DO6 = (.5,3%) 0.80 0.65 0.50 J F M A M J J A S O N D 2008 2009 CAGR: 5.4% CAGR: 5.3%  Ati 0.65 0.50 0.698 2904 2905 2C0G 2907 2009' 2004 26160 mon 2L01 2409' Per Capita Consum ption (in milk equivalent) Kg Per Capita/Year Fluid Milk Production Million Tons 23.3 24.3 25.2 26.8 28.9 30.3 128.4 131.7 135.1 142.6 152.4 158.4 2004 2005 2006 2007 2008 2009 2004 2005 2006 2007 2008 2009

GDP growth estimated for 2010, G-20 (%) 10 9 8 7 6 5 4 3 2 1 0

 9.5 7.5 5.4 5 3 4.6 4.2 4.1 3.3 3.1 2.7 2.7 2.6 2.6 1.5 1.3 0.9 0.9

China India Indonesia Singpore Brasil Taiwan South Korea Turkey Russia Latin America World South Africa USA Canada Japan United Kingdom Eastern Europe Europe

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Positive Brazilian Outlook Increased growth rate of real income (%) Increased generation of ernployment ('000)

Consumption of processed meat kg/capita/year (indexes - Brasil = 100)

Sales of Industrialized meat (Brazil)

100 123 229 291 341 396 420 623 700

04 Strategy

Large Company with global scale

Positioning BRF in the Global food industry

Bubble size: Market Cap (US$ bi) 10.5x 9.5x 8.5x 7.5x 6.5x 5.5x 4.5x 0.0% 5.0% 10.0% 15.0% 20.0% EBITDA Margin (%) Commodity Branding Source: Facset (Market Cap in June,30 2009), IBES and companies website

Stock Performance Market Value (US$ Million) Monthly trading Accumulated 2009: US$ 37,0 million/day - 33,0.% Higher Price

Shareholder's Composition

Difuse Control - Equal Rights

ADR's (NYSE) 7.1% Sabia FIM 0.9%Previ-BB 13.7% Petros 9.0% Foreing Investors 28.1% 1.6% Valia 3.0% Treasury Shares 0.6% Dornestic Investors 36.0% Basis: 09.30.09 Number of Common Shares: 436,236,623 Capital Stock: R$ 12.6 billion 26

Certifications / Awards [LOGOS] 27

Brasil Foods (BRFS3) is present in the main indexes of BM&FBovespa. 28